Stahl | Cowen
attorneys

TIMOTHY P. FITZGERALD
Direct Dial: 312.377.7865
Direct Fax: 312.423.8182
Email: tfitzgerald@stahlcowen.com

May 3, 2019

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-0213

Re: Iroquois Valley Farmland REIT, PBC

Ladies and Gentlemen:

Iroquois Valley Farmland REIT, PBC, a Delaware public benefit corporation ("Iroquois"), respectfully requests that its Form 1-A Regulation A Offering Statement, as amended, that was filed with the SEC be declared qualified on May 3, 2019, or as soon as possible thereafter.

Should you have questions or comments, please do not hesitate to call me at the above-referenced number. Thank you in advance for your assistance in this matter.

Yours truly,

Timothy P. Fitzgerald

{034729.0007/1983310/1}